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                                                                   EXHBIT 4.6(B)

                         RUSS BERRIE AND COMPANY, INC.

                                RESOLUTION 87-11

                    AMENDMENT TO BYLAWS: NUMBER OF DIRECTORS

     At the regular meeting of the Board of Directors held on April 30, 1987, at the Woodcliff Lake Hilton, Woodcliff Lake, New Jersey, it was unanimously:

     RESOLVED, that the Revised Bylaws of Russ Berrie and Company, Inc. be amended as follows:

        "Para. 2.1 Number , Qualification, Election and Term of Directors. The business of the corporation shall be managed by the Board, which shall consist of no more than twelve directors who shall be at least 18 years old. The number of directors may be changed by resolution of a majority of the entire Board or by the shareholders, but no decrease may shorten the term of any incumbent director. Directors shall be elected at each annual meeting of shareholders by a plurality of the votes cast and shall hold office until the next annual meeting of shareholders and until the election and qualification of their respective successors, subject to the provisions of Section 2.7. As used in these Bylaws, the term "entire Board" means the total number of directors which the corporation would have if there were no vacancies on the Board."